09042266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Sonterra Boulevard, Suite 230
(No. and Street)

San Antonio (City) Texas (State) 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. David Gartley (210) 490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio (City) Texas (State) 78232 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/24

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA WHITE
MY COMMISSION EXPIRES
April 24, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Champion Group, Inc. (the Company), as of June 30, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Champion Group, Inc. as of June 30, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darilek Butler

San Antonio, Texas
August 24, 2009

A Limited Liability Company • Members AICPA PCPS and TSCPA

THE CHAMPION GROUP, INC.

Statement of Financial Position
June 30, 2009

ASSETS		
Current Assets:		
Cash	$	114,093
Accounts Receivable - Commissions		26,856
Accounts Receivable - Employees		2,992
Prepaid Expenses		36,570
Total Current Assets		180,511
Fixed Assets:		
Office Equipment		138,579
Furniture & Fixtures		14,859
Leasehold Improvements		26,098
Total Fixed Assets		179,536
Accumulated Depreciation		(132,396)
		47,140
Other Assets:		
Security Deposits		6,063
Investments		6,463
Total Other Assets		12,526
TOTAL ASSETS	$	240,177
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	13,856
Accrued Liabilities		22,923
Commissions Payable		16,078
Income Tax Payable		7,099
Current Portion of Note Payable		8,260
Total Current Liabilities		68,216
Long-Term Liabilities:		
Deferred Tax Liability		2,747
Note Payable, Less Current Portion		4,503
Total Long-Term Liabilities		7,250
Total Liabilities		75,466
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		81,500
Other Comprehensive Income		(1,707)
Retained Earnings		81,418
Total Stockholders' Equity		164,711
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	240,177

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Income
Year Ended June 30, 2009

Revenues	
Commission Income	$ 2,963,241
Interest Income	164
	2,963,405
Expenses	
Advertising	5,166
Business Promotion	27,429
Commissions	2,286,328
Contract Labor	3,609
Depreciation	15,221
Dues and Subscriptions	3,470
Other Taxes	7,803
Insurance - Medical	40,156
Insurance - Liability	8,845
Interest	1,999
Licenses and Examination Fees	28,542
Office	81,262
Payroll Taxes	121,905
Postage and Shipping	9,411
Professional Fees	150,345
Repairs and Maintenance	1,048
Salaries	114,270
Storage and Equipment Rental	10,820
Training and Education	668
Travel and Entertainment	8,634
Other Expenses	1,356
	2,928,287
Income (Loss) Before Provision for Income Taxes	35,118
Provision (Benefit) for Income Taxes	
Current	7,099
Deferred	(1,428)
Total Income Tax Provision (Benefit)	5,671
Net Income (Loss)	$ 29,447

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2009

	Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total
Balance - June 30, 2008	$ 3,500	$ 81,500	$ (135)	$ 91,971	$ 176,836
Net Income (Loss)	-	-	-	29,447	29,447
Dividends Paid	-	-	-	(40,000)	(40,000)
Unrealized Gain (Loss) on Investments	-	-	(1,572)	-	(1,572)
Balance - June 30, 2009	$ 3,500	$ 81,500	$ (1,707)	$ 81,418	$ 164,711

THE CHAMPION GROUP, INC.

Statement of Cash Flows
Year Ended June 30, 2009

Cash Flows from Operating Activities:		
Net Income (Loss)	$	29,447
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:		
Depreciation		15,221
(Increase) Decrease in:		
Accounts Receivable - Commission		(24,384)
Accounts Receivable - Employees		4,167
Security Deposits		542
Prepaid Expenses		31,563
Increase (Decrease) in:		
Accounts Payable		(1,420)
Accrued Liabilities		(39)
Commissions Payable		16,078
Income Tax Payable		2,693
Deferred Tax Liability		(1,428)
Net Cash Provided (Used) by Operating Activities		72,440
Cash Flows from Investing Activities:		
Purchase of Fixed Assets		(4,969)
Net Cash Provided (Used) by Investing Activities		(4,969)
Cash Flows from Financing Activities:		
Payments on Note Payable		(7,357)
Dividends Paid		(40,000)
Net Cash Provided (Used) by Financing Activities		(47,357)
Net Increase (Decrease) in Cash		20,114
Cash Balance - June 30, 2008		93,979
Cash Balance - June 30, 2009	$	114,093

<u>Supplemental Information:</u>		
Cash Paid During the Year for:		
Interest	$	1,999
Income Taxes	$	4,406
<u>Noncash Investing Activity:</u>		
Unrealized Loss on Investment	$	1,572

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2009

Note A - Organization and Summary of Significant Accounting Policies

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988 to engage in the broker/dealership of direct participation programs. The Company is also registered to sell mutual funds, stocks, and fully disclosed general securities on a commission basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2009 was $15,221.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. Related to the commissions receivable, there is the commission paid to the broker, which is accrued for as commissions payable. As of June 30, 2009, the Company had commissions receivable and commissions payable of $26,856 and $16,078, respectively.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising Costs

Advertising costs are expensed as incurred and were $5,166 during the year.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2009.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities through the application of SFAS No. 157, *Fair Value Measurements*, which was effective for financial statements for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures, but does not require any new fair value measurements. As of June 30, 2009, such assets and liabilities were inconsequential to the financial statements.

Note B - Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. As part of this arrangement, the Company is provided with office facilities and long distance telephone service at no charge. During the year ended June 30, 2009, the Company received commissions totaling $2,956,474, from the sale of joint venture interests issued by Combined. The Company had a receivable of $26,628 due from Combined as of June 30, 2009.

During the year ended June 30, 2009, the Company paid $23,000 to a family member of the President of the Company for professional services.

Note C - Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax expense at statutory rate	$ 5,268
Permanent Differences	403
Temporary Differences	1,428
Net Current Tax Expense	$ 7,099

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:	
Temporary Depreciation Differences	$ 1,428
	$ 1,428

The components of the deferred tax liability are as follows:

Temporary Differences – Depreciation	$ 2,747

Note D – Note Payable

On December 19, 2007, the Company entered into a $23,474 note payable with CIT Technology Financing Services, Inc. The note bears interest at 11.6% and is payable in monthly installments of $776 with a maturity date of December 2010. The note is secured by equipment. The balance at June 30, 2009 was $12,763.

Maturities of principal on the note payable are as follows:

Year Ending June 30,		Payments
2010	$	8,260
2011		4,503
	$	12,763

Note E – Significant Concentrations of Credit Risk

The Company maintains its cash balances in two banks located in San Antonio, Texas. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At June 30, 2009, the bank balance at one bank had exceeded FDIC coverage in the amount of $131,804.

Note F - Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note B). During 2009, commissions from the sale of joint venture interests that Combined issued aggregated $2,956,474 or 99.8% of total commission income.

Note G - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2009, the Company had net capital of $63,115, which was $58,115 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.15 to 1.

Note H - Operating Leases

The Company leases office equipment accounted for under an operating lease expiring in 2012. For the year ended June 30, 2009, rental expense for this lease was $7,724.

Minimum future rental payments under the non-cancelable operating lease as of June 30, 2009 for each of the remaining years is as follows:

Year Ended June 30,		Amount
2010		6,600
2011		6,600
2012		5,500
Total	$	18,700

Note I - Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2009.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5 (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dauten Bradley

San Antonio, Texas
August 24, 2009